SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

UNIVERSAL ACCESS GLOBAL HOLDINGS INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options Under
Universal Access, Inc. Amended 1998 Employee Stock Option Plan and
Universal Access, Inc. 1999 Stock Plan
To Purchase Common Stock, Par Value $.01 Per Share, of Universal Access Global Holdings Inc.,
Having an Exercise Price of at Least $2.50
(Title of Class of Securities)

902580 10 9
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Scott D. Fehlan
General Counsel and Secretary
Universal Access Global Holdings Inc.
233 South Wacker Drive, Suite 600
Chicago, Illinois 60606
(312) 660-5000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

COPY TO:
Scott D. Miller
Sullivan & Cromwell
1870 Embarcadero Road
Palo Alto, California 94303
(650) 461-5600

[_]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]	third party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[_]	going-private transaction subject to Rule 13e-3.
[_]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   [_]

Introductory Statement

             This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Universal Access Global Holdings Inc. (the “Company”) with the Securities and Exchange Commission on October 30, 2001, relating to the Company’s offer to exchange all options outstanding under the Universal Access, Inc. 1999 Stock Plan (the “1999 Plan”) and the Universal Access, Inc. Amended 1998 Employee Stock Option Plan to purchase shares of the Company’s common stock, par value $.01 per share (the “Common Stock”), having an exercise price of at least $2.50, for restricted shares of Common Stock to be granted under the 1999 Plan upon the terms and subject to the conditions described in the Offer to Exchange dated November 5, 2001 (the “Offer to Exchange”), and the related Letter of Transmittal (the “Letter of Transmittal”).

ITEMS 1-11.

Items 1-11 are hereby amended as follows:

             (a)  The Offer to Exchange and the Letter of Transmittal are hereby amended and supplemented by the following information:

“The offer has been extended and will now expire at 11:59 p.m. central standard time, on December 10, 2001, unless the offer is further extended.”

             (b)  The Offer to Exchange and the Letter of Transmittal are hereby amended and supplemented by the following information:

“The broker appointed to administer the restricted shares, referred to in the offer to exchange as “Dain Rauscher” has changed its name to “RBC Capital Markets.” All references in the offer to exchange and the letter of transmittal to “Dain Rauscher” will be deemed to refer to “RBC Capital Markets.”

            (c) “Q.25 WILL I HAVE TO PAY TAXES IF I EXCHANGE MY OPTIONS IN THE OFFER?” in the summary term sheet in the Offer to Exchange is hereby amended and restated as follows:

“There will be no immediate tax consequences of receiving restricted stock in exchange for your options, unless you make an election under Section 83(b) of the Internal Revenue Code. In the event you make a Section 83(b) election, you will be required to recognize ordinary income upon grant of the restricted stock in an amount equal to the fair market value of the restricted stock on such date and you will be required to pay applicable withholding taxes at that time by submitting the appropriate amount to us (or our designated collection agent) in cash by check or wire transfer. If you do not make such an election, upon vesting in the restricted stock, you will be required to recognize additional ordinary income at the time of vesting. In order to meet our withholding obligations that will arise when this happens, you must sign the form of Standing Sale Authorization Form for UAXS Shares that will be attached to your restricted stock agreement, which we refer to as the standing order. The standing order includes provisions authorizing RBC Capital Markets to sell a portion of the shares of restricted stock when they vest in order to pay withholding taxes. Alternatively, you can satisfy the withholding tax obligation through cash payments as described in this offer to exchange. However, in either case, you will be required to sign the standing order. We recommend that you consult with your own tax advisor to determine the tax consequences of accepting the offer. (See Section 13)”

             (d)  “Q.27 HOW WILL WITHHOLDING TAXES BE HANDLED WHEN MY RESTRICTED STOCK VESTS?” in the summary term sheet in the Offer to Exchange is hereby amended and restated as follows:

“Unless you make an election under Section 83(b) of the Internal Revenue Code (see Question 25), as your restricted stock vests, you will be required to recognize ordinary income in an amount equal to the fair market value of the vesting shares at the time of vesting. This means that the ordinary income will be reflected on your year-end W-2 and we will have an obligation to withhold certain federal and state income and payroll taxes, much like the obligation that arises when you exercise a non-qualified stock option or when we pay you your salary or a bonus.

If you do not make a Section 83(b) election, you may satisfy the withholding tax obligation arising at the time of vesting by submitting to us (or our designated collection agent) an amount equal to the fair market value of your shares at the time of vesting, based on the closing price of our common stock on the day of vesting, or if such day is not a trading day, the trading day next succeeding the day of vesting in cash by check or wire transfer as described in this offer to exchange.

If you do not make a Section 83(b) election and you do not want to satisfy the withholding tax obligation through a payment in cash, you must sell a portion of the shares of your restricted stock as they vest in order to satisfy the withholding tax obligation. In order to facilitate the payment of this withholding tax obligation through the sale of restricted stock, we have made certain arrangements with RBC Capital Markets that will be reflected in your restricted stock agreement and the standing order. Specifically, the following will happen:

  On each vesting date (or on the first trading day thereafter if the vesting date is not a trading date), RBC Capital Markets will rely on your standing order to sell a portion of the shares vesting on any particular vesting date that bears the same percentage to the shares vesting on such vesting date as the percentage withholding tax obligation. For example, if you have 100 shares vesting on a particular vesting date, and your withholding tax obligation is 35%, RBC Capital Markets will sell 35 shares and the proceeds of that sale will be applied to satisfy your withholding obligation. You will also be responsible for RBC Capital Markets’s usual trade commission for this sale, and RBC Capital Markets will increase the number of your shares that are sold in order to satisfy that commission.

  We and RBC Capital Markets will attempt to estimate the correct number of vested shares to be sold to cover withholding taxes and trade commission based on market conditions and the price of our stock. However, it is possible that the proceeds obtained from the sale will be either too much or too little to satisfy the withholding tax obligations and trade commission. In the event that excess proceeds are received, the excess will be deposited in your RBC Capital Markets account. In the event that the proceeds received are insufficient to cover the withholding taxes and trade commission, then we reserve the right to either instruct RBC Capital Markets to sell additional vested shares or withhold the necessary amount from your next salary or bonus paycheck. You will not be able to sell or trade your shares from your RBC Capital Markets account until withholding taxes and trade commission have been paid in full. The sale of sufficient shares to satisfy withholding tax payments and trade commission may require several trading days, particularly for the initial vesting date, although we intend to seek to complete any sales in connection with the initial vesting date prior to January 31, 2002, if practicable to do so. Your shares may decline in value during the period between the vesting date and the date on which you may trade or sell shares deposited in your RBC Capital Markets account.

BY PARTICIPATING IN THIS EXCHANGE AND SIGNING THE RESTRICTED STOCK AGREEMENT AND STANDING ORDER, YOU WILL AUTHORIZE US AND RBC CAPITAL MARKETS TO TAKE THE ABOVE ACTIONS TO PAY WITHHOLDING TAXES. In the event there is not a market in our common stock, UAXS will have the right to make other arrangements to satisfy the withholding obligations. (See Section 13)

             (e)  The summary term sheet in the Offer to Exchange is hereby amended by adding the following:

            “Q.42  BY WHEN MUST I MAKE AN ELECTION UNDER SECTION 83(b)?

You may choose to make an election under Section 83(b) to recognize ordinary income upon grant of the restricted stock. Generally speaking, you must make an election under Section 83(b) within 30 days of the issuance of the restricted stock. However, because the initial vesting date for the restricted stock, January 1, 2002, is within 30 days of the issue date, if you wish to make a Section 83(b) election, you should notify us and submit the appropriate amount of withholding taxes to us by check or wire transfer no later than December 31, 2001.

3

Q.43	WILL I BE REQUIRED TO ENTER INTO A “RULE 10B5-1” PROGRAM IN CONNECTION WITH SALES BY THE BROKER?
Rule 10b5-1 under the Securities Exchange Act of 1934 provides an affirmative defense from the insider trading prohibitions of Rule 10b5 for sales by insiders made pursuant to “written plans” entered into by “insiders” when such insiders are not in possession of material nonpublic information. Those employees who are designated as insiders under our written insider trading policies must enter into written plans in connection with sales to satisfy withholding taxes upon vesting of restricted stock.”

             (f)  “6. CONDITIONS OF THE OFFER” in the Offer to Exchange is hereby amended and restated as follows:

“Upon expiration of this offer to exchange (which will be on December 10, 2001 at 11:59 p.m. central standard time unless we extend it), we will promptly decide to either accept all of the properly tendered options or to reject them all. We may reject all tendered options, if we determine in good faith that an insignificant number of employees have elected to participate in the offer thereby making the program economically unsound to us. Our management has determined that if less than 20 employees participate in the offer, the offer would be economically unsound to us. If we decide to reject all tendered options, we will communicate this to you promptly following the expiration of this offer (which will be on December 10, 2001 unless we extend it). If we accept all of the properly tendered options, they will be exchanged and cancelled as described herein. If we reject them all, you will keep all of your current options, and you will not receive any restricted stock. This condition to the offer to exchange is for our benefit and the decision to accept or reject all properly tendered options is in our sole discretion.”

             (g)  “13. MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES” is hereby amended and restated as follows:

The following is a general summary of the material federal income tax consequences of the exchange of options for shares of restricted stock pursuant to the offer for U.S. citizens and residents. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, Treasury Regulations thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change (possibly on a retroactive basis). This summary does not discuss all the tax consequences that may be relevant to you in light of your particular circumstances, and it is not intended to be applicable in all respects to all categories of stockholders.

YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND FOREIGN CONSEQUENCES OF PARTICIPATING IN THE OFFER, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

GENERAL. There are no immediate tax consequences of receiving restricted stock in exchange for your options, unless you make an election under Section 83(b) of the Code (see below). Upon vesting in the restricted stock, you will be required to recognize ordinary income in an amount equal to the fair market value at the time of vesting. All taxes that must be withheld with respect to that income will be due to UAXS immediately and will be funded as described below. Unless you file an election under Section 83(b), as a condition of receiving the restricted stock you will be required to submit a Standing Sale Authorization Form for UAXS Shares (which we refer to as the standing order) to RBC Capital Markets that will authorize RBC Capital Markets to automatically sell the number of vested shares of restricted stock as may be necessary to obtain proceeds sufficient to satisfy the withholding tax obligation as described below.

SECTION 83(B) ELECTION. If you choose to make an election under Section 83(b) of the Code, you must file it with the Internal Revenue Service within 30 days of the exchange. If you make a Section 83(b) election, you will be required to recognize ordinary income upon grant of the restricted stock in an amount equal to the fair market value of the restricted stock on such date, and you will be required to pay all applicable taxes by submitting the appropriate amount to us in cash by check or wire transfer. However, because the initial vesting date for the restricted stock, January 1, 2002, is within 30 days of the issue date, if you wish to make a Section 83(b) election, you should notify us and submit the appropriate amount of withholding taxes to us (or our designated collection agent) by check or wire transfer no later than December 31, 2001. IF ANY OF THE RESTRICTED STOCK IS SUBSEQUENTLY FORFEITED, I.E., YOU LEAVE UAXS BEFORE THE SHARES ARE FULLY VESTED, YOU ARE NOT ENTITLED TO A DEDUCTION FOR THE LOSS ASSOCIATED WITH THE FORFEITED SHARES, NOR ARE YOU ENTITLED TO A REFUND OF THE TAXES PAID. However, having made the filings, if you hold the restricted stock until after the shares vest (assuming you remain employed by us and the shares are not forfeited) and subsequently sell the shares of common stock issued upon vesting, the gain will be taxed as capital gain as opposed to ordinary income. If the shares have been held for more than one year, the capital gain will be subject to long-term tax rates.

INCENTIVE STOCK OPTIONS. Certain of the eligible options subject to this offer to exchange are intended to qualify as “incentive stock options.” You will not be subject to current income tax if you do not elect to exchange your eligible incentive stock options for restricted stock. We do not believe that our offer to you will change any of the terms of your eligible incentive stock options if you do not accept the offer. However, the IRS may characterize our offer to exchange to you as a “modification” of those incentive stock options, even if you decline the offer. A successful assertion by the IRS that the options are modified could extend the options’ holding period to qualify for favorable tax treatment and cause a portion of your incentive stock options to be treated as nonqualified stock options. If you choose not to exchange your eligible option, we recommend that you consult with your own tax advisor to determine the tax consequences of the sale of the common stock that you will receive when you exercise those options.

WITHHOLDING TAXES. At the time you recognize ordinary income (either upon vesting or, if you make an election under Section 83(b) of the Code, upon grant), we will have a withholding tax obligation, much like the obligation that arises when we pay you your salary or a bonus. This ordinary income will be reflected on your year-end W-2.

If you make a Section 83(b) election, you must pay all applicable taxes upon grant of the shares of restricted stock by submitting the appropriate amount of withholding taxes to us (or our designated collection agent) in cash by check or wire transfer as described above.

If you do not make a Section 83(b) election and you want to satisfy the withholding tax obligation through a payment in cash, you must indicate this intention on your letter of transmittal and pay withholding taxes in respect of the January 1, 2002 vesting to us (or our designated collection agent) in cash by check or wire transfer on or prior to January 21, 2002. Furthermore, if you want to satisfy the withholding tax obligation through the payment in cash on any subsequent vesting dates, you must elect by written notice to us to pay withholding taxes in cash by check or wire transfer no later than five (5) business days prior to the relevant vesting date and must make such payment in cash by check or wire transfer no later than five (5) business days after the relevant vesting date with respect to which you have elected to make such payment. You may satisfy the withholding tax obligation arising at the time of vesting by submitting to us (or our designated collection agent) an amount equal to the fair market value of your shares at the time of vesting, based on the closing price of our common stock on the day of vesting, or if such day is not a trading day, the trading day next succeeding the day of vesting, in cash by check or wire transfer. In the event that payment in cash by check or wire transfer is not received by January 21, 2002 or within five (5) business days after any future vesting date with respect to which you have elected to make a cash payment by check or wire transfer to satisfy withholding taxes, UAXS will cause shares to be sold by RBC Capital Markets to meet the withholding tax requirements on such vesting dates.

If you do not make a Section 83(b) election and you do not want to satisfy the withholding tax obligation through a payment in cash, you must sell a portion of your shares of restricted stock in order to satisfy the withholding tax obligation. In order to facilitate the payment of this withholding tax obligation, we have arranged with RBC Capital Markets to sell a portion of your shares of restricted stock as they vest that is sufficient to pay the withholding obligation, and this arrangement will be reflected in your restricted stock agreement and your standing order. Specifically, the following will happen:

On each vesting date (or on the first trading day thereafter if the vesting date is not a trading date), RBC Capital Markets will rely on your standing order to sell a portion of the shares vesting on any particular vesting date that bears the same percentage to the shares vesting on such vesting date as the percentage withholding tax obligation. For example, if you have 100 shares vesting on a particular vesting date, and your withholding tax obligation is 35%, RBC Capital Markets will sell 35 shares and the proceeds of that sale will be applied to satisfy your withholding obligation. You will also be responsible for RBC Capital Markets’s usual trade commission for this sale, and RBC Capital Markets will increase the number of your shares that are sold in order to satisfy that commission.

  We and RBC Capital Markets will attempt to estimate the correct number of vested shares to be sold to cover withholding taxes and trade commission based on market conditions and the price of our stock. However, it is possible that the proceeds obtained from the sale will be either too much or too little to satisfy the withholding tax obligations and trade commission. In the event that excess proceeds are received, the excess will be deposited in your RBC Capital Markets account. In the event that the proceeds received are insufficient to cover the withholding taxes and trade commission, then we reserve the right to either instruct RBC Capital Markets to sell additional vested shares or withdraw the necessary amount from your next salary of bonus paycheck.

By participating in this exchange and signing the restricted stock agreement and standing order, you will authorize us and RBC Capital Markets to take the above actions to pay withholding taxes. In the event there is not a market in our common stock, UAXS will have the right to make other arrangements to satisfy the withholding obligations and trade commission. You will not be able to sell or trade your shares from your RBC Capital Markets account until withholding taxes and trade commission have been paid in full. The sale of sufficient shares to satisfy withholding tax payments and trade commission may require several trading days, particularly for the initial vesting date, although we intend to seek to complete any sales in connection with the initial vesting date prior to January 31, 2002, if practicable to do so. Your shares may decline in value during the period between the vesting date and the date on which you may trade or sell shares deposited in your RBC Capital Markets account.”

             (h)  The signature page of the Letter of Transmittal is hereby amended by deleting the following:

            “ I HAVE READ AND I UNDERSTAND AND AGREE TO ALL OF THE TERMS OF THE OFFER.”

ITEM 12. EXHIBITS.

            Item 12(a) of the Schedule TO is hereby amended to add the following exhibit:

(a) (8)	E-mail Communication to Universal Access Employees, dated December 2, 2001.
(a) (9)	Universal Access Global Holdings Inc. Supplemental Information with Respect to the Offer to Exchange Outstanding Unexercised Options Having an Exercise Price of at Least $2.50 Per Share for Shares of Restricted Stock, dated December 3, 2001.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

             Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Universal Access Global Holdings Inc.
/s/ Scott D. Fehlan

Scott D. Fehlan General Counsel and Secretary

Date:  December 3, 2001

INDEX TO EXHIBITS

ITEM 1. EXHIBITS.

Exhibit Number		Description
(a)(8)	--	E-mail Communication to Universal Access Employees, dated December 2, 2001.
(a)(9)	--	Universal Access Global Holdings Inc. Supplemental Information with Respect to the Offer to Exchange Outstanding Unexercised Options Having an Exercise Price of at Least $2.50 Per Share for Shares of Restricted Stock, dated December 3, 2001.